(Check One) ☐ Form 10-K ☒ Form 11-K ☐ Form 20-F ☐ Form 10-0 ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number:[ ]

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

000-51525

Commission File Number

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Full name of registrant:
ProQuest Company

Former name if applicable:
N/A

Address of principal executive office (Street and number)
789 E. Eisenhower Pkwy.

City, State and Zip Code:
Ann Arbor, MI 48106-1346

PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

ProQuest Company, has adopted the Profit Sharing Retirement Plan (the “Plan”). ProQuest Company, along with other unrelated association member employers, participates in the Plan and controls the Plan’s financial audit functions. The registrant is unable to timely file the Form 11-K with respect to the Plan for the year ended December 31, 2005 due to an unforeseen delay in receiving the certified financial statements for the Plan for the reasons stated in the attached exhibit. The registrant fully intends to file the Form 11-K within the time frame mandated by Rule 12b-25.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Darcy A. Hall	(734)	997-4938
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ProQuest Company
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 29, 2006	By:	/s/ Richard P. Surratt
Richard P. Surratt
Senior Vice President and Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.